10f-3 REPORT

                        MANAGED ASSETS TRUST

                 June 1, 2002 through December 31, 2002

                        Trade                                    % of
Issuer                  Date   	Selling Dealer   Amount   Price  Issue(1)

Mirant Corp.        	7/1/02 	Bank of America	 $300,000  $100.00  0.22%A
5.750% due 7/15/07

Allergan Inc.          11/1/02 	Bank of America  $250,000  $77.940  0.10%B
0.000% due 11/6/22

Computer Assoc. Int'l  12/6/02 	J.P. Morgan    	 $200,000  $100.000 0.11%C
1.625% due 12/15/09


(1) Represents purchases by all affiliated funds; may not exceed
    25% of the offering.

A- Includes purchases of $500,000 by other affiliated mutual funds. B- Includes purchases of $400,000 by other affiliated mutual funds. C- Includes purcasess of $300,000 by other affiliated mutual funds.